EXHIBIT 99.2

VICINITY MOTOR CORP.

Management Discussion and Analysis

For the three and six months ended June 30, 2023

Introduction

This Management Discussion and Analysis (“MD&A”) relates to the financial condition and results of the operations of Vicinity Motor Corp. (“Vicinity”, “VMC” or the “Company”) together with its subsidiaries and is supplemental to, and should be read in conjunction with, Vicinity’s unaudited interim consolidated financial statements for the three and six months ended June 30, 2023, (including notes) (the “financial statements”) which are prepared in condensed format in accordance with International Financial Reporting Standards (“IFRS”) as applicable to the preparation of interim statements, including International Accounting Standard 34, Interim financial reporting. The unaudited condensed interim financial statements should also be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2022, which have been prepared in accordance with IFRS. Readers are cautioned that this MD&A contains forward-looking statements and that actual events may vary from management’s expectations. Vicinity’s public disclosure statements are available on SEDAR at www.sedar.com. This MD&A has been prepared as of August 14, 2023. All amounts are in thousands of US dollars, except share and per share information or where otherwise noted.

Cautionary Statement on Forward-Looking Information

This document includes certain “forward-looking information” and “forward-looking statements” (collectively “forward-looking statements”) within the meaning of applicable securities laws. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding anticipated vehicle deliveries, future sales, completion of its assembly facility in the State of Washington, vehicle market acceptance and strategic partnerships, are forward-looking statements. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “intends”, “estimates”, “potential”, “possible”, and similar expressions, or statements that events, conditions, or results “will”, “may”, “could”, or “should” occur or be achieved. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements.

These forward-looking statements may include statements regarding the perceived merit of the product offered by Vicinity; sales estimates; manufacturing capabilities; capital expenditures; timelines; strategic plans; market prices for parts and material; or other statements that are not statements of fact. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements.

Important factors that could cause actual results to differ materially from Vicinity’s expectations include uncertainties relating to the economic conditions in the markets in which Vicinity operates, vehicle sales volume, anticipated future sales growth, the success of Vicinity’s operational strategies, the vehicle assembly facility in the State of Washington capable of operating in the manner intended by management, the effect of the COVID-19 pandemic on supply chain recovery to pre-pandemic levels, related government-imposed restrictions on operations, the success of Vicinity’s strategic partnerships; and other risk and uncertainties disclosed in Vicinity’s reports and documents filed with applicable securities regulatory authorities from time to time. Vicinity’s forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made. Vicinity assumes no obligation to update the forward-looking statements or beliefs, opinions, projections, or other factors, should they change, except as required by law.

1

About Vicinity

Vicinity Motor Corp. is a Canadian company that is a North American supplier of electric vehicles for both public and commercial enterprise use. The Company leverages a dealer network and close relationships with manufacturing partners to supply its flagship electric, compressed natural gas (“CNG”) and clean-diesel Vicinity buses and the VMC 1200 electric truck.

The Company’s common shares are publicly traded on the TSX Venture Exchange (“TSXV”) under the symbol “VMC”, on the Nasdaq Capital Market (“Nasdaq”) under the symbol “VEV” and on the Frankfurt Stock Exchange (the “FSE”) under the symbol “6LGA”.

Second Quarter and Subsequent Highlights

●	Order backlog as of June 30, 2023 exceeded $150 million, the vast majority of which are for electric vehicles.

●	Gross margin of 23%, after removing the impact of positive warranty adjustments, for the three months ended June 30, 2023, primarily driven by the delivery of thirty-four (34) VMC 1200 electric trucks, which carry a higher margin profile than transit buses (see “Non-GAAP and Other Financial Measures”). Gross margin was 33% including all warranty adjustments for the three months ended June 30, 2023.

●	Secured a strategic collaboration with Lafarge Canada, Canada’s largest provider of sustainable and innovative building materials, to electrify Lafarge’s truck fleet with the VMC 1200 electric truck to help reduce their carbon footprint.

●	Received a purchase order from Transdev, a global mobility leader, for forty-two (42) Vicinity™ Classic buses, illustrating Vicinity’s continued Canadian market leadership in the mid-size heavy duty bus segment.

●	Created additional financial flexibility during the three months ended June 30, 2023 with a new $9.0 million credit facility with Export Development Canada (“EDC”), complementing the previously announced $30 million credit facility with RBC and EDC, providing additional financial resources for working capital and expenditures related to the commencement of production at the Ferndale, Washington Facility.

●	Revenue for the three months ended June 30, 2023 of $4,816 compared to $11,742 for the three months ended June 30, 2022.

●	Net loss for the three months ended June 30, 2023 of $701 compared to net loss of $3,789 for the three months ended June 30, 2022.

●	Adjusted EBITDA loss for the three months ended June 30, 2023 of $377 compared to an adjusted EBITDA loss of $1,249 for the three months ended June 30, 2022 (see “Non-GAAP and Other Financial Measures”).

●	Deliveries of thirty-four (34) Vicinity trucks for the three months ended June 30, 2023 compared to deliveries of thirty-four (34) Vicinity buses, including two VMC Optimal electric vehicles, and one bus from the lease pool, for the three months ended June 30, 2022.

●	Revenue for the six months ended June 30, 2023 of $7,466 compared to $14,925 for the six months ended June 30, 2022.

●	Net loss for the six months ended June 30, 2023 of $3,127 compared to net loss of $6,675 for the six months ended June 30, 2022.

●	Adjusted EBITDA loss for the six months ended June 30, 2023 of $1,744 compared to an adjusted EBITDA loss of $3,337 for the six months ended June 30, 2022 (see “Non-GAAP and Other Financial Measures”).

2

The Company reports results for the three months ended June 30, 2023 including deliveries of thirty-four (34) Vicinity trucks, revenue of $4,816, net loss of $701 and gross profit of $1,593 which was 33% of revenue (see “Non-GAAP and Other Financial Measures”). The gross profit for the three months ended June 30, 2023 was positively affected by an adjustment for expired warranty of $407 during the quarter. Excluding the warranty adjustments, gross margin was 23%. The impact of delayed bus production and deliveries based on the availability of certain components continued into the three months ended June 30, 2023 with bus deliveries for customers having restarted in the first week of July, subsequent to quarter end.

Results for the three months ended June 30, 2022 included deliveries of thirty-four (34) Vicinity buses, including two VMC Optimal electric vehicles, and one bus from the lease pool, revenue of $11,742, net loss of $3,789 and gross profit of $1,024 which was 9% of revenue (see “Non-GAAP and Other Financial Measures”). The gross margin for the three months ended June 30, 2022 was negatively affected by product mix. Consistent with the rest of the automotive industry, shipping difficulties and global supply chain disruptions in the availability of certain bus components delayed a large portion of expected deliveries.

Business Overview

Corporate Update

“The second quarter was highlighted by the successful deliveries of thirty-four (34) VMC 1200 electric trucks to our customer base, culminating in the long-awaited initiation of production at our U.S. manufacturing campus in Ferndale in August,” said William Trainer, Founder and Chief Executive Officer of Vicinity Motor Corp. “The VMC 1200 has proven to be an incredible success, leveraging our strong history of automotive experience to target an underserved market with a compelling product at an extremely attractive price point, which is further reduced through Canadian federal and provincial rebates. The VMC 1200 carries a healthy margin profile with the year-round purchasing habits of the differentiated customer base helping to smooth the traditional uneven revenue of our established transit bus business. Overall gross margins for the quarter were 23%, after excluding positive warranty adjustments, which is higher than historical averages for quarters with only bus sales (see “Non-GAAP and Other Financial Measures”).

“The VMC 1200 electric truck has multiple applications – for example, it was recently chosen by Lafarge Canada, Canada’s largest provider of sustainable and innovative building materials, to electrify their truck fleet and reduce the associated carbon footprint. In addition to delivering immediate cost savings and contributing to carbon emissions reductions, the VMC 1200 qualifies for a federal rebate nationwide of CAD$40 thousand from Transport Canada as well as provincial rebates. We are eager to ramp up production in our Ferndale facility to address the significant demand for this exciting new product.

“Turning to the transit bus business, our strong legacy of North American market leadership in the mid-sized heavy-duty segment continued to shine. In the last 90 days, global mobility leader Transdev ordered an additional forty-two (42) Vicinity™ Classic buses for its fleet. As supply chains have improved, we restarted delivery of transit buses to our customers in July of 2023. We believe our ability to offer both legacy and next-generation electric vehicles in a variety of classes and configurations positions us to address an incredibly wide variety of customer needs.

“To support demand, our new U.S. manufacturing campus in Ferndale, Washington began production earlier this month. Although finishing the facility took longer than expected, doing it right and not rushing will allow us to more successfully tackle the fulfillment of our growing order backlog which, as of June 30th, exceeded $150 million. The facility is designed to meet our current and future production needs for both buses and class 3 VMC 1200 electric trucks. With a new $9.0 million credit facility for Ferndale with EDC, complementing a previous $30 million credit facility, we now have greater financial flexibility to invest in Vicinity’s next phase of growth.

“Looking ahead, with improving margins, a growing sales funnel and strong backlog, we are positioning Vicinity for a transition to positive EBITDA in the second half of 2023. Market fundamentals continue to support our business strategy, with government incentives, corporate sustainability goals and declining cost of ownership all pointing to surging EV adoption rates. I look forward to providing additional updates in the months to come as we continue our rapid pace of operational execution, all with the aim of delivering sustainable, long-term value to our shareholders,” concluded Trainer.

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Recent Developments

In February 2023, VMC announced the closing of a new $30 million credit facility to be used for up to 100% of eligible production costs for the VMC 1200 truck. VMC also announced the renewal of an asset based lending facility for $10 million for use with bus orders.

In February 2023, VMC announced the signing of a dealer network development services agreement with Dealer Solutions Mergers and Acquisitions (“DSMA”) to enhance North American market penetration for its VMC 1200 electric trucks.

During the three months ended March 31, 2023, VMC issued 925,667 common shares at prices ranging from $0.87 to $1.01 per share for net proceeds of $824 through its “at-the-market” equity distribution program approved in 2021.

In May 2023, VMC announced the closing of a new $9 million credit facility with EDC to be used for operating costs and equipment purchases in the recently completed manufacturing facility in Ferndale, Washington.

In May 2023, VMC announced an order of forty-two (42) buses from Transdev for delivery in 2024 to be used in the greater Montreal, Quebec area.

Supply Chain Update

Consistent with other manufacturing and automotive companies, VMC continues to experience delays from some suppliers and shipping companies due to ongoing supply chain shortages related to bus production, which has affected deliveries originally scheduled for delivery in 2021 and into 2022 and 2023. Sales activity, for both the pipeline and order book, has strengthened significantly during 2021 and 2022 for future deliveries. The Company’s manufacturing partners are operating and currently producing to meet the Company’s needs. Although deliveries may be delayed, purchase orders are firm and will be delivered when product is made available and once the Company can work its way through delayed production backlog. We continue to work with our customers to communicate ongoing supply chain issues to manage expected delivery timelines.

Our supply chain is currently working to provide us with the necessary components, although delayed in certain circumstances, for production and aftermarket part sales. Even though supply chains have improved from prior years, the Company continues to experience longer lead times of key components resulting in production related inefficiencies.

The Company is working through supply chain concerns and remains well-positioned to serve its customers. We continue to monitor the industry and supply chain issues closely and we are responding swiftly and effectively to protect the interests of our stakeholders. We are confident that our skilled and loyal workforce, the diversification and strength of our business model, and our strong partner relationships position us well to navigate the current environment.

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Outlook

Management expects to maintain its strong market segment leadership position in Canada and continue to make progress in the U.S. with private operators and public transit agencies. The external pressures to “right size” vehicles for their applications and ridership levels along with the availability of funding in Canada and the U.S. create an ideal environment for Vicinity to prosper. Even with the challenges remaining from ongoing supply chain disruptions for bus manufacturing, the outlook for Vicinity, including significant growth in the U.S., remains very positive. The supply chain for the VMC 1200 truck has been more insulated from global disruptions than the problems VMC has experienced with the availability of bus components.

Order activity for deliveries in 2023 and beyond remains strong across Vicinity product lines, including the Vicinity Lightning™ EV and the newly announced VMC 1200 trucks. The demand for the VMC 1200 electric truck has exceeded expectations with one thousand (1,000) trucks being ordered in October 2022 with a solid pipeline of further orders expected to be finalized and announced in the near future. The addition of a partnership with DSMA will enhance VMC 1200 market penetration in North America through DSMA’s existing dealer relationships and automotive industry knowledge.

Our newly constructed U.S. manufacturing facility in Ferndale, Washington, has now been completed with operations commencing in August of 2023. The Company received its certificate of occupancy in March 2023 with the installation of electrical components that were delayed through supply chain issues. VMC is currently finalizing the certification of the new facility as a Foreign Trade Zone to manage any potential duties during the manufacturing process. The facility will be used for the manufacturing of both buses and EV trucks for sale in North America.

Approved funding for transit in the U.S. and Canada prior to the pandemic was high. During the pandemic, government support for transit has remained strong in both the U.S. and Canada with both countries approving emergency funding for transit through billions of dollars in safe restart programs. Funding announcements have continued in both the U.S. and Canada showing a commitment to improving transit through investing heavily in transit and zero emission transit solutions.

In the U.S. the Infrastructure Investment and Jobs Act (“IIJA”), the successor to the Fixing America’s Surface Transportation Act (“FAST Act”), is a $1.2 trillion infrastructure bill that includes increased funding for transit, specifically for the purchase of low or zero emission vehicles and investments to modernize existing transit systems. Deliveries for EV buses are anticipated to strengthen through to 2025 with the expected funding from this program. The IIJA provides $86.9 billion in funding for the Federal Transit Administration (“FTA”) over five years. The FTA funds up to 80% of the cost of qualifying “Buy America” buses.

The Canadian government has committed CAD$17.6 billion in new spending through 2027 that will go towards a “green recovery” for Canadian public transit and announced aggressive emissions reductions targets with a goal to be net-zero by 2050.

The VMC 1200 is eligible for both Canadian federal and provincial rebates currently being offered for commercial electric vehicles. The federal rebate is currently CAD$40 thousand per vehicle with the provincial rebates varying across the country. Currently, the provincial rebates for commercial electric vehicles in British Columbia and Quebec are the highest with rebates of up to 33% of MSRP, or CAD$51 thousand, in BC, and CAD$60 thousand to CAD$85 thousand per vehicle, depending on the battery size, in Quebec.

Although the proposed legislations and funding announcements from the Canadian and U.S. governments are encouraging for the transit industry, the Company does not yet know how or when all proposed funds will materialize and the expected impact on financial performance of the Company.

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Our Company has shifted the majority of its business to zero emission vehicles through the expansion of our product lines with the addition of the 100% zero emission electric Vicinity Lightning™ bus model and the introduction of 100% electric trucks to our product lineup to reduce the Company’s exposure to periods of inconsistent quarterly revenues from the bus industry. The Vicinity heavy duty “Classic” bus is planned for electrification in 2023, with potential deliveries in 2024 or early 2025, which will place Vicinity in an excellent position to capture market share as the demand for zero emissions buses grows. Municipalities of all sizes across Canada and the U.S. along with private operators in multiple sectors are looking for a robust low floor accessible bus to replace their cutaways and internal combustion engine propelled heavy duty buses. Our first Vicinity Lightning™ EV buses are currently in production for initial customers. Our Vicinity 1200 trucks are available immediately to fill high volume demands for the electric truck markets. The first Vicinity 1200 trucks were delivered in November of 2022.

As with the entire global manufacturing industry, VMC is exposed to increased inflation with respect to parts and raw materials purchased by the Company. VMC has already ordered the majority of components for current builds or has fixed pricing in place to reduce the short term exposure. Future impacts for higher input costs will be mitigated through higher pricing for new bids or purchase price index (“PPI”) provisions in multiyear contracts.

After-market parts sales are expected to continue to increase as Vicinity bus fleets get older and new vehicles are placed into service.

Tariffs, Invasion of Ukraine, and COVID-19

Management continues to closely monitor negotiations and ongoing global trade discussions which may influence the Company. We are implementing purchasing, shipping and assembly modifications to best adapt to the current trade environment and strengthen our U.S.-based operations and component sourcing.

There have been no significant direct impacts to date on supply chains related to the Russian invasion of Ukraine. VMC does not have direct suppliers based in either Russia or Ukraine, but additional supply delays may arise as the conflict progresses if component supplies of our suppliers are affected.

Lingering disruptions from COVID-19 continue to have ongoing effects on the supply chain for certain critical components. The medium and long-term recovery of the Company’s end markets from the COVID-19 pandemic are currently unknown but are expected to be dependent on government support, manufacturing and supply chain capabilities, and economic activity. The increase in transit ridership and increased bid activity in the industry are encouraging signs of recovery, but the ongoing nature of the lingering effects on the supply chain due to the pandemic and decreased ridership in many communities may adversely impact results in the future.

Non-GAAP and Other Financial Measures

The non-GAAP and other financial measures presented do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be directly comparable to similar measures presented by other issuers. The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These non-GAAP and other financial measures should be read in conjunction with our consolidated financial statements.

Non-GAAP financial measure – Adjusted EBITDA

Adjusted EBITDA does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. The Company defines adjusted EBITDA as earnings before interest, income taxes, depreciation and amortization, foreign exchange gains or losses, certain non-recurring and/or non-operating income and expenses and share based compensation. Adjusted EBITDA should not be construed as an alternative for revenue or net loss determined in accordance with IFRS. The Company believes that adjusted EBITDA is a meaningful metric in assessing the Company’s financial performance and operational efficiency.

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The following table reconciles net earnings or losses to Adjusted EBITDA based on the consolidated financial statements of the Company for the periods indicated.

	3 months ended June 30, 2023	3 months ended June 30, 2022	6 months ended June 30, 2023	6 months ended June 30, 2022
(US dollars in thousands – unaudited)	$	$	$	$
Net (loss) income	(701)	(3,789)	(3,136)	(6,675)
Add back
Stock based compensation	191	166	389	463
Interest	957	599	1,640	1,186
Gain on modification of debt	—	(803)	—	(803)
Change in fair value of embedded derivatives	(63)	—	(154)	—
Foreign exchange (gain) loss	(1,048)	1,572	(1,054)	784
Amortization	278	779	562	1,482
Income tax	9	209	9	209
Loss on disposal of property and equipment	—	18	—	18
Adjusted EBITDA	(377)	(1,249)	(1,744)	(3,336)

Non-GAAP financial measure – working capital

Working capital is a non-GAAP measure calculated as current assets less current liabilities. Working capital does not have any standardized meaning prescribed by IFRS and is therefore unlikely to be comparable to similar measures presented by other companies.

	June 30, 2023	December 31, 2022
(US dollars in thousands – unaudited)	$	$
Current Assets	30,858	18,146
Current Liabilities	24,083	16,573

Working Capital	6,775	1,573

Supplementary financial measure – gross margin as a percentage of revenue

Gross margin as a percentage of revenue is a supplementary financial measure calculated as gross profit divided by revenue, expressed as a percentage.

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Summary of Quarterly Results

The following selected financial information is derived from unaudited quarterly financial statements of the Company. The information is stated in US dollars.

(US dollars in thousands, except earning per share -unaudited)	Q2 2023 $	Q1 2023 $	Q4 2022 $	Q3 2022 $	Q2 2022 $	Q1 2022 $	Q4 2021 $	Q3 2021 $ (Restated)
Revenue	4,816	2,649	2,035	1,515	11,742	3,183	2,330	2,324
Gross (loss) profit	1,593	473	(560)	(234)	1,024	210	(316)	(577)
Net (loss) income	(701)	(2,436)	(3,828)	(7,445)	(3,789)	(2,887)	(4,782)	(3,798)
Basic and diluted earnings (loss) per share	(0.02)	(0.05)	(0.08)	(0.19)	(0.10)	(0.08)	(0.14)	(0.13)

Cash and cash equivalents	7,264	1,783	1,622	1,115	9,357	11,016	4,402	3,890
Working capital	6,775	2,716	1,573	2,075	8,250	8,664	1,405	12,846
Total assets	68,327	56,522	55,032	58,272	65,762	73,268	53,993	30,463
Non-current financial liabilities	10,094	4,176	1,627	7,962	8,349	1,035	347	586

Variability of revenues, gross profit (loss), and net income (loss) over the past 8 quarters is mainly driven by the timing and delivery of buses and electric trucks.

Three and Six Months Ended June 30, 2023 Earnings Review

(US dollars in thousands, except earnings per share -unaudited)	Three months ended June 30, 2023 $	Three months ended June 30, 2022 $

Revenue	4,816	11,742
Gross profit	1,593	1,024
Net loss	(701)	(3,789)
Basic and diluted earnings (loss) per share	(0.02)	(0.10)

Revenue

Revenue for the three months ended June 30, 2023 was $4,816 compared to $11,742 for the three months ended June 30, 2022, representing a 59% decrease mainly due to product mix. This represented thirty-four (34) truck deliveries versus thirty-four (34) buses, including two VMC Optimal electric vehicles, and one bus from the lease pool in the previous period.

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Gross Profit

Gross profit for vehicle sales and other revenue for the three months ended June 30, 2023 was $1,593 or a gross margin of 33% of revenue as compared to the three months ended June 30, 2022, which had a gross profit of $1,024 or 9% of revenue (see “Non-GAAP and Other Financial Measures”). The gross profit for the three months ended June 30, 2023 was positively affected by expired warranty of $407 during the quarter. Excluding this adjustment, the gross margin for the three months ended June 30, 2023 would have been 23%. The higher margins realized in 2023 are mainly a result of a product mix that has shifted to electric trucks, which generally have a higher margin than most traditional buses sold by VMC. Shipping difficulties and global supply chain disruptions in the availability of certain bus components delayed a large portion of expected deliveries during 2022 and into 2023.

Net Loss

Net loss for the three months ended June 30, 2023, was $701 compared to a net loss of $3,789 for the three months ended June 30, 2022. Net loss decrease of $3.1 million for the three months ended June 30, 2023 compared to prior year was mainly due to higher gross profits realized from the sale of EV trucks compared to buses sold in the prior year, $2.6 million due to higher foreign exchange gains realized in 2023 compared to 2022, partially offset by $0.8 million in a gain on modification of debt realized in the three months ended June 30, 2022. Foreign exchange gains were mainly the result of translation of intercompany balances between VMC entities for consolidation purposes and do not represent a cash gain in the periods.

(US dollars in thousands, except earnings per share -unaudited)	6 months ended June 30, 2023 $	6 months ended June 30, 2022 $

Revenue	7,466	14,925
Gross profit	2,067	1,234
Net loss	(3,136)	(6,675)
Basic and diluted earnings (loss) per share	(0.07)	(0.18)

Revenue

Revenue for the six months ended June 30, 2023 was $7,466 compared to $14,925 for the six months ended June 30, 2022, representing a 50% decrease. This represented deliveries of thirty-nine (39) trucks and three buses versus deliveries of forty (40) buses, including three VMC Optimal electric vehicles, and one bus from the lease pool in the previous period.

Gross Profit

Gross profit for vehicle sales and other revenue for the six months ended June 30, 2023 was $2,067 or 28% of revenue as compared to the six months ended June 30, 2022, which had a gross profit of $1,234 or 8% of revenue (see “Non-GAAP and Other Financial Measures”). The gross profit for the six months ended June 30, 2023 was positively affected by an expired warranty of $1,052 during the period. Excluding these adjustments, the gross margin for the six months ended June 30, 2023 would have been 12%. The higher margins realized in 2023 are mainly a result of a product mix that has shifted more towards electric trucks, which generally have a higher margin than most traditional buses sold by VMC. Shipping difficulties and global supply chain disruptions in the availability of certain bus components delayed a large portion of expected bus deliveries during 2022 and into 2023.

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Net Loss

Net loss for the six months ended June 30, 2023, was $3,136 compared to a net loss of $6,675 for the six months ended June 30, 2022. Net loss decreased for the six months ended June 30, 2023 mainly as a result of higher gross profits on sales ($751K), and a foreign exchange gain for the six months ended June 30, 2023 that was $1.8M higher than the six months ended June 30, 2022. Foreign exchange gains were mainly the result of translation of intercompany balances between VMC entities for consolidation purposes and do not represent cash gains.

Liquidity and Selected Cash Flow Items

(US dollars in thousands - unaudited)	June 30, 2023 $	December 31, 2022 $

Cash and cash equivalents	7,264	1,622
Working capital	6,775	1,573
Total assets	68,327	55,032
Non-current financial liabilities	10,094	1,627

Vicinity has working capital of $6,775 as of June 30, 2023 compared to working capital at December 31, 2022 of $1,573 (see “Non-GAAP and Other Financial Measures”). Working capital has increased due to cash received from the issuance of convertible debt and from a new term loan entered into during the three months ended June 30, 2023. Vicinity had a cash and cash equivalents balance of $7,264 as at June 30, 2023 compared to $1,622 as at December 31, 2022.

Cash used in operating activities during the six months ended June 30, 2023 was $9,136 compared to cash provided of $175 during the six months ended June 30, 2022. The decrease of $9,311 from the previous year was mainly due to the change in non-cash working capital items.

As at June 30, 2023, investing activities used cash of $575 compared to the six months ended June 30, 2022, where investing activities used cash of $7,489. The decrease of cash used of $6,914 from the previous year was due to decreased spending on the Company’s new manufacturing facility in Ferndale, Washington for the six months ended June 30, 2023, as the spending at the facility was substantially completed in March of 2023.

As at June 30, 2023, financing activities provided cash of $15,248 compared to the six months ended June 30, 2022, where financing activities provided cash of $12,405. Proceeds from convertible debt, the credit facility and a term loan in 2023 resulted in the increase of cash provided for the six months ended June 30, 2023.

Financial Instruments

Fair values

The Company’s financial instruments include cash and cash equivalents, trade and other receivables, accounts payable, the credit facility, short-term loans and convertible debt. The carrying amounts of cash and cash equivalents, trade and other receivables, accounts payable, the credit facility, and short-term loans approximate fair value due to their short term nature. The embedded derivatives related to the convertible debt are the only instruments measured at fair value through profit and loss in accordance with IFRS 9 – Financial Instruments. The fair value of the host debenture as at June 30, 2023 is $2,206 if it was a standalone instrument.

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Capital Management

The Company’s objectives when managing capital are:

●	to safeguard the Company’s ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders, and

●	to provide an adequate return to shareholders through expansion correspondingly to the level of risk.

The Company considers its share capital, other shareholders’ equity, credit facility, and short-term loans to be its capital. As a part of its loan commitments, the Company is required to obtain authorization from the credit facility lender prior to obtaining further loans. The Company’s capital is currently not subject to any other external restrictions except those described in Note 5 of the financial statements.

The Company sets the amount of capital in proportion to risk. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue new shares, sell assets, reduce debt or increase its debt.

Commitments

The Company entered into a production agreement with one of its manufacturers whereby the parties have agreed to a specified production volume. The Company also has outstanding purchase order commitments related to equipment for its new manufacturing facility. Future payments as at June 30, 2023 are $33,487 with the majority expected to be paid within the next 12 months.

Off-Balance Sheet Arrangements

The Corporation has not entered into any off balance sheet arrangements.

Transactions with Related Parties

Expenses incurred to key management are:

	Six months ended	Six months ended
	June 30, 2023	June 30, 2022
Salaries and Benefits	$454	$664
Share based payments	361	442
	$815	$1,106

During the six months ended June 30, 2023 the Company paid $117 in lease payments to a company owned by the Chief Executive Officer. $127 was recognized as depreciation and interest expense on the right of use asset and lease liability.

During the six months ended June 30, 2022 the Company paid $97 in lease payments to a company owned by the Chief Executive Officer. $88 was recognized as depreciation and interest expense on the right of use asset and lease liability.

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Balances with key management and other related parties are:

As at June 30, 2023, included in accounts payable are balances owing to key management or companies controlled by officers of the Company in the amount of $nil (June 30, 2022 - $5).

All related party balances are non-interest bearing, unsecured and have no fixed terms of repayment and have been classified as current.

Critical Accounting Estimates and Judgements

The preparation of the consolidated financial statements in conformity with IFRS requires the use of judgments and/or estimates that affect the amounts reported and disclosed in the consolidated financial statements and related notes. These judgments and estimates are based on management’s best knowledge of the relevant facts and circumstances, having regard to previous experience, but actual results may differ materially from the amounts included in the consolidated financial statements. For significant estimates and judgements refer to Note 6 of the consolidated financial statements for the year ended December 31, 2022 and notes 7 and 9 of the unaudited interim condensed consolidated financial statements. During the current period the Company entered into a convertible debt arrangement and accordingly the following are the new estimates and judgements.

Fair value of embedded derivatives

The Company is required to determine the fair value of embedded derivatives related to conversion features and redemption options as at the reporting date. Since the embedded derivatives are not traded in an active market, their fair value is based on estimates and valuation techniques as disclosed in Note 9 of the unaudited interim condensed consolidated financial statements.

Recent Accounting Pronouncements

There were no recent accounting pronouncements adopted by the Company.

Segment Information

Allocation of revenue to geographic areas for the single segment is as follows:

	Six months ended June 30, 2023			Six months ended June 30, 2022
	Canada	USA	Total	Canada	USA	Total
	$	$	$	$	$	$
Bus Sales	—	987	987	7,549	4,270	11,819
Truck Sales	3,980	—	3,980	—	—	—
Vehicle Sales	3,980	987	4,967	7,549	4,270	11,819

Spare part sales	1,992	423	2,415	2,738	283	3,021
Operating lease revenue	2	82	84	—	85	85
Other revenue	1,994	505	2,499	2,738	368	3,106

Total Revenue	5,974	1,492	7,466	10,287	4,638	14,925

During the six months ended June 30, 2023, the Company had sales of $3,984 and $987 to two end customers, representing 53% and 13% of total sales, respectively. During the six months ended June 30, 2022, the Company had sales of $5,599, $4,474, and $1,581 to three end customers representing 38%, 30% and 11% of total sales, respectively.

Outstanding Share Data

At a Special Annual General Meeting of the shareholders held on March 24, 2021, a 3 for 1 share consolidation was approved, effective March 29, 2021. All share and per share amounts are reflective of the share consolidation. Issued and outstanding as of the date of this report is as follows:

45,667,706 common shares

7,573,082 warrants

1,330,827 stock options

966,064 deferred share units

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